
                                                                                           Exhibit 99(d)

                           Entergy Mississippi, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              June 30,
                                                              1998       1999      2000      2001      2002     2003
Fixed charges, as defined:
  Total Interest                                              $40,927   $38,840   $44,877   $50,991   $45,464 $46,486
  Interest applicable to rentals                                1,864     2,261     1,596     1,849     1,916   1,903
                                                              -------------------------------------------------------

Total fixed charges, as defined                                42,791    41,101    46,473    52,840    47,380 $48,389

Preferred dividends, as defined (a)                             4,878     4,878     5,347     4,674     4,490   4,491
                                                              -------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $47,669   $45,979   $51,820   $57,514   $51,870 $52,880
                                                              =======================================================
Earnings as defined:

  Net Income                                                  $62,638   $41,588   $38,973   $39,620   $52,408 $68,493
  Add:
    Provision for income taxes:
    Total income taxes                                         28,031    17,537    22,868    20,464    17,846  26,719
    Fixed charges as above                                     42,791    41,101    46,473    52,840    47,380  48,389
                                                             --------------------------------------------------------

Total earnings, as defined                                   $133,460  $100,226  $108,314  $112,924  $117,634 $143,601
                                                             ========================================================

Ratio of earnings to fixed charges, as defined                   3.12      2.44      2.33      2.14      2.48    2.97
                                                             ========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.80      2.18      2.09      1.96      2.27    2.72
                                                             ========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.

